gw

S

18001178

Securities and Exchange Commission
Trading and Markets
FEB 23 2018
RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Devolder — (401)-292-4438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

AFFIRMATION

We, Ram Subramaniam and Jeff Devolder, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Brokerage Services LLC, as of December 31, 2017, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2-16-18
Date

President
Title

Signature 2-16-18
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 16th day of February 2018

Notary Public

Sheila M. Lee-Caldwell
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 21, 2023

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Brokerage Services LLC:

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2018

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, NY 10017
T: 646-471-3000, F: 813-286-6000, www.pwc.com

FIDELITY BROKERAGE SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(Dollars in thousands)

ASSETS		
Securities owned—at fair value	$	1,104,122
Securities borrowed from affiliate		1,392,733
Securities received as collateral		7,266
Fees receivable		154,787
Furniture, office equipment, leasehold improvements and software, net		340,519
Receivable from affiliates		89,067
Other assets		58,872
Total Assets	$	3,147,366
LIABILITIES		
Securities loaned	$	1,392,733
Obligation to return securities received as collateral		7,266
Payable to Ultimate Parent		416,750
Accrued expenses and other liabilities		360,789
Total Liabilities		2,177,538
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		
Member's equity		969,828
Total Liabilities and Member's Equity	$	3,147,366

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Brokerage Services LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide securities brokerage services to a retail customer base that affect transactions across a wide array of financial instruments.

The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Fees Receivable

Fees receivable primarily consists of amounts due from non-affiliated mutual fund companies for services provided.

Furniture, Office Equipment, Leasehold Improvements and Software

Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. The Company reviews furniture, office equipment and leasehold improvements for impairment whenever events or circumstances indicate their carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying value exceeds the sum of the expected future undiscounted cash flows. When the carrying amount of a long lived asset is not recoverable the asset is reduced to its fair value.

2. Summary of Significant Accounting Policies, continued:

Furniture, Office Equipment, Leasehold Improvements and Software, continued

Software includes certain costs incurred for purchasing or developing software for internal use and is amortized over estimated useful lives, generally three years. Software is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value.

Other Assets

Other assets primarily consist of prepaid registration fees, prepaid rent, and other receivables.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR. Therefore, the Company has not recorded any tax asset/liability.

Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued new guidance on accounting for leases. This guidance primarily impacts lessees and requires them to account for leases as finance or operating leases. Both leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its balance sheet. The new guidance will be effective for the Company beginning January 1, 2019. The Company is currently evaluating the impact this guidance will have on the statement of financial condition.

3. Securities Owned:

Securities owned—at fair value in the statement of financial condition at December 31, 2017 are as follows:

Money market funds	$ 1,053,652
Auction rate securities	50,470
	$ 1,104,122

The Company's investments in money market funds are managed by an affiliate.

The Company owns a portfolio of Auction Rate Securities ("ARS") previously acquired from retail customers. These securities are reported as Level 3 assets and are valued pursuant to the Company's policies described in Note 7.

(Dollars in thousands)

4. Collateralized Securities Transactions:

In order to facilitate transactions between NFS and certain retail customers, the Company enters into both cash and non-cash securities lending transactions. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed. These transactions are recorded in the statement of financial condition at the amount of cash advanced to the counterparty. For non-cash securities lending transactions, the Company borrows and pledges collateral in the form of securities.

When the Company initiates such transactions as lender, the transactions are recorded in the Company's statement of financial condition as both securities received as collateral and obligation to return securities received as collateral. At December 31, 2017, the Company had non-cash securities lending transactions of $7,266 with the collateral received and a related obligation to return this collateral recorded in the statement of financial condition. When the Company initiates such transactions as borrower, the transactions are not recorded in the statement of financial condition. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate.

The following table presents gross amounts of the securities borrowed and loaned transactions included in the statement of financial condition:

	December 31, 2017			
	Assets		Liabilities	
	Securities borrowed from affiliate	Securities received as collateral	Securities loaned	Obligation to return securities received as collateral
Amounts included in the statement of financial condition				
Gross carrying value	$ 1,392,733	$ 7,266	$ 1,392,733	$ 7,266
Amounts that have not been offset in the statement of financial condition				
Collateral	(1,392,733)	(7,266)	(1,392,733)	(7,266)
Total	$ —	$ —	$ —	$ —

5. Furniture, Office Equipment, Leasehold Improvements and Software:

Furniture, office equipment, leasehold improvements and software consists of the following at December 31, 2017:

Software	$ 504,159
Leasehold improvements	458,318
Furniture and office equipment	65,549
	1,028,026
Less: Accumulated depreciation and amortization	(687,507)
	$ 340,519

(Dollars in thousands)

6. Commitments and Contingencies:

Leases

The Company leases office space and investor center locations under non-cancelable operating leases that expire over various terms. Many lease agreements contain renewal options and operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term.

Future minimum commitments under these leases are as follows:

2018	$ 76,758
2019	72,698
2020	63,037
2021	55,375
2022	42,951
Thereafter	101,292

Litigation

The Company has been named as a defendant in several legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. The resolution of such actions is not expected to materially impact the Company's statement of financial condition.

7. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in Fidelity sponsored money market funds and equity securities received as collateral.

- Level 1 liabilities primarily include payables to customers related to equity securities received as collateral.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2017.

(Dollars in thousands)

7. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Valuation Hierarchy, continued

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- Level 3 assets are comprised of auction rate securities.

Valuation Processes and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset. The following is a description of the valuation techniques and inputs used in determining the fair values of assets and liabilities categorized as Level 3.

In the absence of a ready market for these securities, the Company's estimate of fair value is based on an internally developed model utilizing discounted cash flows with key inputs including expected maturity, credit spread, and illiquidity discount. For certain positions within the portfolio of ARS, the Company was able to utilize available comparable prices to assess the valuation of these securities. The Company periodically utilizes internal market experts to provide pricing model support through expressing their views on the current state of the market in addition to updating inputs to the pricing model.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 1,053,652	$ —	$ —	$ 1,053,652
Securities received as collateral	7,266	—	—	7,266
Auction rate securities	—	—	50,470	50,470
Total	$ 1,060,918	$ —	$ 50,470	$ 1,111,388
Liabilities:				
Obligation to return securities received as collateral	$ 7,266	$ —	$ —	$ 7,266
Total	$ 7,266	$ —	$ —	$ 7,266

During the year ended December 31, 2017, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

(Dollars in thousands)

7. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements, continued

The following table presents significant unobservable inputs used in the fair value measurement of Level 3 financial assets at December 31, 2017:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Input Values
Auction rate securities	$ 8,012	Discounted cash flows	Expected maturity Credit spread Illiquidity discount	2 to 4 years 40 to 85 bps 100 bps
	42,458	Recent trades	Traded price *	83%-99%
	$ 50,470			

* Recent trades include observed transactions for identical bonds in the most recent twelve month period.

Changes in and Ranges of Unobservable Inputs

The following provides a description of the impact on fair value measurement of a change in an unobservable input, where relevant and significant. The impact of changes in inputs may not be independent, as a change in one unobservable input may give rise to a change in another unobservable input. The descriptions provided below indicate the impact of a change in an input in isolation. For each of the Level 3 inputs, the range of values used in the valuation of the Company's holdings will vary based on the attributes of the underlying instruments that are being valued. Therefore, the ranges of inputs provided are not indicative of the level of valuation uncertainty for the underlying instruments. The following provides a description of attributes of the underlying instruments and external market factors that affect the range of the inputs used in the valuation of the Company's holdings.

Expected Maturity

The ARS portfolio has a weighted average maturity of ten years, and without the functioning of the auctions, is legally able to remain outstanding until maturity. The Company continues to estimate effective maturities or the expected timing at which holdings will be redeemed or purchased. The timing of the effective maturity is mostly dependent on the current coupon rate and the credit quality of the issue and issuer whereby issuers of high rate securities would be more inclined to redeem these positions sooner. Issuers of low rate securities may not be inclined to redeem such securities ahead of final maturity date. Implicit in the assumption of effective maturity is the assumption that at some point the current credit markets will revert to a functioning market where market liquidity returns and interest rates adjust upward becoming punitive to issuers. The exact timing of this assumed market reversion is still highly uncertain. The ability or intent to hold the security is not part of the determination of the expected maturity. The impact of longer maturities would generally be to lower the value of the ARS portfolio.

7. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Changes in and Ranges of Unobservable Inputs, continued

Credit Spreads

The discount rate used in the discounted cash flow model is expressed as the sum of a base risk-free rate and a credit spread. Market participants estimate credit spread based on the rate of return they would expect to earn given the risk of the investment. The range of credit spread is mostly dependent on the issue and credit rating associated with the security. The impact of higher credit spreads would generally be to lower the value of the ARS portfolio.

Illiquidity Discount

As discussed above, the current auction environment for these securities and issuers does not provide a liquid secondary market for participants. Because of the illiquidity in the market, an additional discount has been applied to the computed fair value of the security. Market participants would generally apply such an additional discount to a model price in estimating the price at which they are willing to transact. The impact of an increased illiquidity discount would generally be to lower the value of the ARS portfolio.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include securities borrowed from affiliate, receivable from affiliates, securities loaned, and payable to Ultimate Parent which are classified as Level 2 within the fair value hierarchy.

8. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2017, the Company had net capital of $390,086 which exceeded its minimum requirement by $389,836.

Proprietary accounts held at NFS ("PAB assets") are considered allowable assets in the computation pursuant to a PAB agreement between the Company and NFS which requires, among other requirements, that NFS perform a computation for PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

9. Transactions with Affiliated Companies:

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS charges the Company for services which include the execution, clearance and settlement of introduced customer securities transactions. The clearing agreement with NFS is reviewed on a periodic basis and is subject to change upon approval from both parties.

(Dollars in thousands)

9. Transactions with Affiliated Companies, continued:

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly pursuant to the clearing agreement. The receivable from NFS, which is included in receivable from affiliates, was $88,273 at December 31, 2017. Also included in receivable from affiliates at December 31, 2017, is $794 related to a portion of the clearing and execution fees that are reimbursed by an affiliate. The payable to FMR of $416,750 at December 31, 2017 is presented as payable to Ultimate Parent in the statement of financial condition.

The Company enters into both securities borrowed and non-cash borrow versus pledge securities transactions with NFS. At December 31, 2017, the Company had securities borrowed from NFS of $1,392,733 which is included in securities borrowed from affiliate in the statement of financial condition. The Company also had a non-cash borrow versus pledge with NFS at December 31, 2017. The fair value of the collateral was $7,266 at December 31, 2017. This amount is not recorded in the statement of financial condition.

The Company participates in FMR's defined contribution retirement savings plan (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. FMR has established the Fidelity Welfare Benefit Plans VEBA Trust to provide a funding vehicle for certain benefit related to FMR's benefit plans, including the RHRP. In 2017, FMR accrued a benefit to participants under the RHRP based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR.

The Company participates in various share-based compensatory plans sponsored by FMR and is allocated a compensation charge from FMR that is amortized over the period in which it is earned by participants. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on participation in changes in FMR's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

10. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

11. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 16, 2018 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2017.

SEC MAIL PROCESSING
Received

FEB 23 2018

WASH, D.C.

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT.